Exhibit 12.2

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(In thousands of Mexican pesos)

	June 30, 2016	June 30, 2017
IFRS
Fixed Charges:
Interest capitalized in fixed assets	2,094,222	1,890,312
Interest expense	54,056,779	57,029,082
Amortization premiums related to indebtedness	(1,362,242)	(1,915,681)
Estimate of the interest within rental expense	302,208	929,266

Total Fixed Charges	55,090,967	57,932,979

Net income (loss)	(145,478,673)	120,715,749
Income Tax and Others	5,078,873	6,853,632
Profit sharing in subsidiaries and affiliates (income from equity investees)	711,162	(874,954)

Pretax income from continuing operations before income from equity investees	(139,688,638)	126,694,427
Fixed Charges:	55,090,967	57,932,979
Amortization of interest capitalized	83,769	75,612
Distributed income of investment shares	128,051	193,731
Interest capitalized in fixed assets	(2,094,222)	(1,890,312)

Earnings	(86,480,073)	183,006,437

Amount by which fixed charges exceed earnings	141,571,040	(125,073,459)
Ratio of earnings to fixed charges	(1.57)	3.16